Exhibit 99.2

ELTEK LTD.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 18, 2025
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ron Freund and Eli Yaffe, or either of them, attorneys or attorney of the under- signed, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the “Company”), which the undersigned would be enti- tled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on September 18, 2025 at 10:00 A.M. (Israel time) at the principal offices of the Company, 20 Ben Zion Gelis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

In accordance with Israeli law, by voting at the Meeting or prior thereto by means of this Proxy Card, you are deemed to confirm to the Company that you do not have a “Personal Interest” (as defined under the Israeli Companies Law) with respect to any matter thus voted upon, and that you are not a Controlling shareholder, unless you have previously delivered to the Company a written notice stating otherwise, no later than 48 hours prior to the Meeting.

For information regarding the definition of “Personal Interest,” see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

September 18, 2025

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;
						FOR	AGAINST	ABSTAIN
				2.	Proposal to approve the Company’s Fourth Amended and Restated Compensation Policy, as described in the Proxy Statement.	☐	☐	☐
Yitzhak Nissan Mordechai Marmorstein David Rubner Erez Meltzer Ms. Revital Cohen-Tzemach
☐	FOR ALL NOMINEES			3.	Proposal to approve the extension of the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;	☐	☐	☐

☐	WITHHOLD AUTHORITY
	FOR ALL NOMINEES			4.	Proposal to approve the extension of the indemnification letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement.	☐	☐	☐

5.
Proposal to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2025 and for such additional period until the next annual general meeting of share- holders, and to authorize the Board to approve their compensation; and
						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.